DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Christopher R. Stambaugh christopher.stambaugh@dlapiper.com T 919.786.2040 F 919.786.2200

Via UPS Overnight

January 15, 2016

Kim McManus, Senior Counsel

Sandra Hunter, Staff Attorney

U.S. Securities and Exchange Commission

100 F Street N.E.

Mail Stop 3010CF/AD8

Washington, DC 20549

Re:	CNL Healthcare Properties II, Inc.

Amendment No. 1 to Registration Statement on Form S-11 Filed November 24, 2015

File No. 333-206017

Dear Ms. McManus and Ms. Hunter:

On behalf of our client, CNL Healthcare Properties II, Inc. (“we,” “us” or the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “SEC”) via EDGAR, a complete copy of Amendment No. 2 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 2”).

Amendment No. 2 includes revisions in response to the comment letter from the staff of the SEC’s Division of Corporation Finance (the “Staff”) to Stephen H. Mauldin, Chief Executive Officer and President of the Company, dated December 11, 2015 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No. 2 along with four additional copies marked to show changes from the Company’s filing of Amendment No. 1 on Form S-11 on November 24, 2015, together with copies of this response letter as filed with the SEC. The page numbers included in our responses refer to the clean, unmarked courtesy copies of Amendment No. 2.

General

1.	We have referred your response to comment 4 in our letter dated August 26, 2015 to the Division of Investment Management, which may have further comments. Please engage directly with the staff of the Division of Investment Management referenced below regarding your exemption from registration under the Investment Company Act of 1940.

Response: We acknowledge your comment.

2.	Please revise the outside back cover page of the prospectus to advise dealers of their prospectus delivery obligation. Please refer to Item 502(b) of Regulation S-K.

Response: We have revised the outside back cover page as requested.

Kim McManus

Sandra Hunter

U.S. Securities and Exchange Commission

January 15, 2016

Prospectus Summary, page 1

Terms of the Offering, page 2

3.	You refer to “non-discounted” Class A shares in this section. Our understanding is that the Class A shares are economically equivalent to the Class T shares. Please revise to remove the “non-discounted” characterization or more fully explain how such shares are discounted and economically different from the Class T shares.

Response: We have removed the “non-discounted” characterization and more clearly explained on pages 6 and 7 of the prospectus that for the same investment amount, the number of Class A shares that may be purchased compared with the number of Class T or Class I shares that may be purchased depends on whether the investor is eligible for volume or other discounts described in the Plan of Distribution section of the prospectus.

Risk Factors, page 25

Your investment may be subject to additional risks if we make international investments, page 45

4.	We note your revised disclosure throughout the document indicating that following the termination or non-renewal of the advisory agreement by you or your operating partnership other than for cause, if a listing of your common stock or other liquidity event with respect to your common stock has not occurred, your advisor will be entitled to be paid a portion of any future incentive fee that becomes payable. Please revise to include a related risk factor. Please also revise to include, if true, a risk factor that relates to the difficulty in terminating your advisor, even for poor performance.

Response: We do not believe it is difficult to terminate the advisor, given that the independent directors may terminate the advisory agreement without cause or penalty on 60 days’ written notice. However, on page 33 of the prospectus we have revised the risk factor entitled “Any adverse changes in CNL’s financial health, the public perception of CNL, or our relationship with its sponsor or its affiliates could hinder our operating performance and the return on your investment” to specifically mention the challenges of a transition to a new advisor and the potential incentive fee mentioned in your comment.

“We may have difficulty funding our distributions…”, page 29

5.	Please revise to specifically address the dilution to new investors caused by distributions made to shareholders prior to the time of investment that are in excess of earnings.

Response: We have added the following language to the risk factor on page 30 of the prospectus: “Because the prices at which we sell each class of our shares are fixed and we do not currently intend to change them, new investors will be impacted to the extent dilutive distributions in excess of earnings have been paid in prior periods as well as if they are paid in future periods.”

Estimated Use of Proceeds, page 66

6.	We note your disclosure in footnote 2 that your advisor will pay additional organization and offering expenses, subject to a contingent reimbursement upon a liquidity event if certain conditions are met. Please revise your tabular disclosure to reflect the dollar amount and percentage represented by the organization and offering expenses to be paid by your advisor. Even though your advisor will pay the organization and offering expenses, these fees are still offering expenses. Industry Guide 5, part 3.B., requires the presentation of these expenses in the tabular summary. In addition, please revise the table on your cover page to reflect these fees as well.

Kim McManus

Sandra Hunter

U.S. Securities and Exchange Commission

January 15, 2016

Response: We have revised the Estimated Use of Proceeds table on pages 67 and 68 of the prospectus to include an estimate of the organization and offering expenses that will be paid by the advisor. With respect to the table on the cover page, we have provided the same information with respect to the maximum offering in the footnotes (we submit that Item 501 only requires disclosure of the underwriter’s discounts and commissions in the table itself, and other organization and offering expenses need not be included in the table).

7.	In line with the above comment, please ensure that the table deducts the organization and offering expenses in computing the amount available for investment given the fact that the advisor is not gifting this amount to the issuer, but instead will receive a contingent reimbursement right.

Response: The advisor has agreed to pay any and all costs and expenses, excluding selling commissions, dealer manager fees and annual distribution and stockholder servicing fees, incurred by the Company in connection with its formation, qualification and registration, and the marketing and distribution of its shares in the offering, subject only to a contingent reimbursement to the advisor by the Company. This is a significant benefit to the Company and its investors, as the Company will be able to invest additional proceeds from the offering in assets rather than use offering proceeds to pay these organization and offering expenses itself. The only way the advisor can ever be reimbursed for the organization and offering expenses is if, in connection with a liquidity event, the value of the Company plus all distributions paid previously exceeds the capital invested in the Company and a 6% priority return. The same threshold is required if the advisor is terminated without cause prior to a liquidity event. As a practical matter, we do not believe it is possible for the advisor to be reimbursed without the Company first investing the proceeds from the offering, having a period of operations, and having some form of a liquidity event. Even then, there is no certainty that the required return threshold will be reached. We note that for purposes of the Company’s financial statements, the contingent reimbursement will not be recorded as a liability, because at this point the Company believes it is too uncertain to be recorded.

We note that the disclosure previously filed included the following language in footnote 2 to the Estimated Use of Proceeds table:

“Because such reimbursement is contingent and would only be paid upon a liquidity event, it is not intended to be a use of offering proceeds and is not included in the above tables.”

In the current filing, the Company has gone one step further and affirmatively provided that in no circumstances may the contingent reimbursement be paid from offering proceeds. We believe this should resolve any question as to whether the contingent reimbursement would be a use of offering proceeds. It may impact the Company’s expenses in the future, but other fees and expenses may do this as well (for example, disposition fees and incentive fees) and certainly those expenses are not appropriate to include in the Estimated Use of Proceeds table either.

The advisor is providing the organization and offering expense support in order to increase the offering proceeds that may immediately be put to use in investment to generate income for the Company and its stockholders. It is reasonable for the Company and the advisor to expect this benefit to be apparent to investors through the Estimated Use of Proceeds table. The advisor may never recoup these costs. If it does recoup them, it will be without interest, many years from now, from proceeds other than offering proceeds, and only if the Company does well for its investors and achieves the required return thresholds. If the Company is required to show these expenses on the Estimated Use of Proceeds table even when it

Kim McManus

Sandra Hunter

U.S. Securities and Exchange Commission

January 15, 2016

is not using offering proceeds to pay them, the advisor will have less incentive to provide this benefit to the Company and its stockholders. Further, it would be misleading for two different issuers to both report same deduction of organization and offering expenses from the amount available for investment when the advisor of one pays organization and offering expenses (subject to contingent reimbursement from funds other than offering proceeds) and the other does not.

Conflicts of Interest, page 81

Competition to Acquire Properties and Invest in Loans and Other Investments, page 81

8.	We note your response to comment 15. Please also revise to clarify if termination of your advisor in the circumstances described would constitute “good reason” under the terms of your advisory agreement. Briefly highlight any required payment under the terms of your advisory agreement if you obtain a new advisor in the circumstances outlined in the last sentence of this section.

Response: Only the advisor may terminate for “good reason” while in some circumstances the Company may terminate for “cause.” We have revised the disclosure on page 84 of the prospectus to state that such circumstances would not permit termination for “cause,” meaning the Company would have to give the advisor 60 days’ prior written notice of such termination, that the advisor would be entitled to receive all accrued but unpaid compensation and expense reimbursements within 30 days of the termination date, that the advisor may continue to be eligible for future incentive fees, and that in some circumstances shares of restricted stock may vest and the contingent reimbursement may be due. This disclosure is also be included in the risk factors on page 37.

Prior Performance of the Advisor and its Affiliates, page 111

9.	Please revise your disclosure under this heading to provide the information required by Part A.1.(d), (f) and (g) of Item 8 to Industry Guide 5. Please advise whether the 18 CNL Income Fund limited partnerships invested primarily in real estate.

Response: We have revised the disclosure on page 96 of the prospectus to clarify that the 18 CNL Income Fund limited partnerships invested in real property leased to fast-food, family-style or casual dining restaurants. In addition, we have added on pages 113 through 117 the information called for by Part A.1.(d), (f) and (g) of Item 8 to Industry Guide 5.

Material U.S. Federal Income Tax Considerations, page 164

10.	We note your disclosure on page 165 that DLA Piper LLP will be of the opinion that you will be organized in conformity with the requirements for qualification as a REIT, etc. When applicable, please revise to update to indicate that DLA Piper LLP is of such opinion.

Response: We have revised this disclosure on page 170 of the prospectus.

I would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact me by email at christopher.stambaugh@dlapiper.com or by phone at (919) 786-2040 with any questions or additional comments.

Very truly yours,

DLA PIPER LLP (US)

/s/ Christopher R. Stambaugh